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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)





                                 IDT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class B Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    448947309
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                                 (CUSIP Number)


                                January 10, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)



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-------------------                                         -------------------
CUSIP No. 448947309                   13G
-------------------                                         -------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
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                                5        SOLE VOTING POWER

                                         3,793,400
       NUMBER OF                ------------------------------------------------
         SHARES                 6        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                         0
          EACH                  ------------------------------------------------
       REPORTING                7        SOLE DISPOSITIVE POWER
      PERSON WITH
                                         3,793,400
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,793,400
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                    [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.0% **
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------


         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).


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-------------------                                         -------------------
CUSIP No. 448947309                   13G
-------------------                                         -------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         3,793,400
                                ------------------------------------------------
        NUMBER OF               6        SHARED VOTING POWER
         SHARES
      BENEFICIALLY                       0
        OWNED BY                ------------------------------------------------
          EACH                  7        SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                        3,793,400
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,793,400
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                    [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.0% **
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).



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                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn, principal of Greenlight, relating to shares of Class B Common Stock of IDT Corporation, a Delaware corporation (the "Issuer").

         This Schedule 13G relates to shares of Class B Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor.

ITEM 1(a)         NAME OF ISSUER.

                  IDT Corporation

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  190 Main Street
                  Hackensack, New Jersey 07601

ITEM 2(a)         NAME OF PERSON FILING.

                  Greenlight and David Einhorn

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

                  420 Lexington Ave., Suite 1740
                  New York, New York  10170

ITEM 2(c)         CITIZENSHIP OR PLACE OF ORGANIZATION.

                  Greenlight is a limited liability company organized under the laws of the State of Delaware. David Einhorn is the principal of Greenlight and a United States citizen.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES.

                  Class B Common Stock, par value $0.01 per share (the "Class B Common Stock").

ITEM 2(e)         CUSIP NUMBER.

                  448947309


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ITEM 3            REPORTING PERSON.

                  Inapplicable.

ITEM 4            OWNERSHIP.

                  (a) Greenlight and Mr. Einhorn are the beneficial owners of 3,793,400 shares of Class B Common Stock.

                  (b) Greenlight and Mr. Einhorn are the beneficial owners of 7.0% of the outstanding shares of Class B Common Stock. This percentage is determined by dividing 3,793,400 by 54,445,566, the number of shares of Class B Common Stock issued and outstanding as of March 13, 2003, as reported in the Issuer's quarterly report on Form 10-Q filed March 14, 2003.

                  (c) Greenlight has the sole power to vote and dispose of the 3,793,400 shares of Class B Common Stock beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 3,793,400 shares of Class B Common Stock beneficially owned by Greenlight.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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EXHIBITS          EXHIBIT 1
                  ---------

                  Joint Filing Agreement dated March 19, 2003, between Greenlight and David Einhorn.




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  March 19, 2003


                                     Greenlight Capital, L.L.C.


                                     By: /s/ DAVID EINHORN
                                         ------------------------------
                                         David Einhorn, Managing Member



                                     /s/ DAVID EINHORN
                                     ----------------------------------
                                     David Einhorn







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